UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  Schedule 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                                  GeoMet, Inc.
                                (Name of Issuer)


                Common Stock, $1.00 per value per share/Series A
                     Convertible Redeemable Preferred Stock
                         (Title of Class of Securities)

                              37250U-20-1/37250U300
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1)    Names of Reporting Persons
      S.S. or I.R.S. Identification Nos. Of Above Persons:

      Central Securities Corporation
      13-1875970

2)    Check the appropriate Box if a Member of a Group

      (a)                   (b) Not Applicable

3)    SEC Use Only

4)    Citizenship or Place of Organization:

      Delaware


 Numbers of             5)    Sole Voting Power
 Shares                       3,829,154 (see Item 4)
 Beneficially
 Owned by               6)    Shared Voting Power
 Each                         -0-
 Reporting
 Person                 7)    Sole Dispositive Power
 With                         3,829,154 (see Item 4)

                        8)    Shared Dispositive Power
                              -0-


9)    Aggregate Amount Beneficially Owned by Each Reporting
      Person:


      3,829,154 (see Item 4)


10)   Check if the Aggregate Amount in Row 9 Excludes Certain
      Shares*

      Not Applicable

11)   Percent of Class Represented by Amount in Row 9

      5.1%

12)   Type of Reporting Person*
      IV

                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item  1 (a)  Name of Issuer:
             GeoMet, Inc.

Item  1 (b)  Address of Issuer's Principal Executive Offices:
             909 Fannin Suite 1850
             Houston, Texas 77010

Item  2 (a)  Name of Person Filing:
             Central Securities Corporation

Item  2 (b)  Address of Principal Business Office:
             630 Fifth Avenue
             Suite 820
             New York, New York 10111

Item  2 (c)  Citizenship:
             Delaware

Item  2 (d)  Title of Class of Securities:
             Common Stock

Item  2 (e)  CUSIP Number:
             37250U201

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
             Investment Company registered under section 8 of the Investment Company Act of 1940


Item  4 (a)  Central Securities Corporation owns 237,790 shares of Convertible
             Preferred Series A of GeoMet, Inc. which would constitute 1,829,154 common shares, if converted, in addition to 2,000,000 common shares owned as of the reporting date.
             Amount beneficially Owned:
             3,829,154


Item  4 (b)  Percent of Class:
             5.1%


Item  4 (c)  Number of shares as to which such person has:
               (i) sole power to vote or to direct the vote
                   3,829,154
              (ii) shared power to vote or to direct the vote
                   -0-
             (iii) sole power to dispose or to direct the
                   disposition of
                   3,829,154
              (iv) shared power to dispose or to direct the
                   disposition of
                   -0-


Item  5      Ownership of Five Percent or less of a Class.
             Not applicable.

Item  6      Ownership of More than Five Percent on Behalf of
             Another Person.  Not applicable.

Item  7      Identification   and  Classification  of  the  Subsidiary  which
             acquired the Security Being Reported on by the Parent Holding Company. Not applicable.

Item 8 Identification and Classification of members of the Group. Not applicable.

Item  9      Notice of Dissolution of Group.  Not applicable.

Item 10      Certification

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   February 10, 2012
   -----------------
        Date


 /s/ Wilmot H. Kidd
 -----------------
     Wilmot H. Kidd
     Signature

 Wilmot H. Kidd, President
 ------------------------
       Name/Title